Exhibit 99.9

Form 51-102F4

AMENDED Business Acquisition Report

This business acquisition report amends and replaces the business acquisition report filed by the Company on September 15, 2009 to include, as a new Schedule B, the Richtrau 179 Pty Ltd. unaudited consolidated financial statements for the six months ended June 30, 2009 and to include, as Schedule A, amended pro forma consolidated financial statements of the Company for the six months ended June 30, 2009.

Item 1	Identity of Company

1.1	Name and Address of Company

Anooraq Resources Corporation

1020 -800 West Pender Street

Vancouver, BC

V6C 2V6

1.2	Executive Officer

Philip Kotze

President and CEO

Telephone +27-11-883-0831

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On July 1, 2009, Anooraq Resources Corporation (“Anooraq” or “the Company”), through its wholly owned subsidiary , Plateau Resources (Proprietary) Limited (“Plateau’) acquired 51% of the outstanding shares and shareholders loans in Richtrau No. 179 (Proprietary) Limited (“Holdco”), a private company incorporated under the laws of South Africa, from Anglo Platinum Limited (Anglo Platinum”) for aggregate cash consideration of South African Rand (“ZAR”) 2.6 billion (the “Acquisition”). Holdco holds 100% of Richtrau No.177 (Proprietary) Limited (“Opco”) being the Lebowa Platinum Mine (“Lebowa”)operating company as well as 100% of the Boikgantsho Project, the Ga-Phasha Project and Kwanda Project, which were previously 50/50 joint ventures between Anooraq and Anglo Platinum.

Lebowa, previously 100% owned by Anglo Platinum, is an operating mine located on the north-eastern limb of the Bushveld Complex adjacent to the Ga-Phasha Project. The Lebowa mining operation consists of a vertical shaft and declines to access the underground development on the Merensky and UG2 Reefs, and two concentrators. The Lebowa property consists of seven mining licenses covering an area of 15,459.78 hectares.

The Lebowa mining operation, has annual production levels of 1.1 million tonnes of ore milled resulting in refined production of 147,600 4E (Pt, Pd, Rh and Au) ounces (based on 2008 production) and a significant mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa.

For further information regarding Lebowa, readers are referred to the management information circular of the Company dated May 13, 2009 (the “Information Circular”) and available on SEDAR at www.sedar.com.

2.2	Date of Acquisition

July 1, 2009.

2.3	Consideration

The Acquisition consideration payable by the Company was $360 million (ZAR 2.6 billion) in addition to transactions expenses of $11.1 million incurred by the Company.

The Acquisition consideration and transaction expenses were financed as follows:

(1) Senior Debt

Standard Chartered Bank plc (“Standard Chartered”) provided $103.6 million (ZAR 750 million) of senior debt funding (the “Debt Facility”) to Plateau, of which $69.1 million (ZAR 500 million) was drawn down on July 1, 2009. The balance of the Debt Facility will be applied to an interest and capital repayment holiday during the first three years while the Lebowa mine completes its initial ramp up stage to 2012. The Company applied approximately $45.1 million (ZAR 300 million) of the Debt Facility in part settlement of the Acquisition consideration. The balance of the funding received by Plateau from the Debt Facility was used to settle the Company’s transaction costs and repay its existing bridge loan to Rustenberg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo Platinum.

The term of the Debt Facility is nine years with an interest and capital repayment holiday during the first three years. The Debt Facility bears interest equal to the Johannesburg Inter Bank Agreed Rate (currently 7.95%) plus 4.5%. A portion of the coupon will be swapped to a fixed rate under a hedging arrangement with Standard Chartered. The Debt Facility is secured by the Company’s 51% interest in the Lebowa assets and cash flows generated by the Lebowa operations.

(2) Cumulative Redeemable “A” Preference Shares

$168.6 million (ZAR 1.219 billion) of the Acquisition financing was funded through the issue of cumulative redeemable “A” preference shares (“A Prefs”) of Plateau to Rustenberg Platinum Mines Limited (“RPM”), a wholly owned subsidiary of Anglo Platinum. The A Prefs are entitled to a 12% cumulative dividend compounded annually and may be redeemable at any time at the option of Plateau until their maturity on July 1, 2018.

(3) Cumulative Convertible “B” Preference Shares

$152.1 million (ZAR 1.1 billion) of the Acquisition financing was funded through a share settled financing with the issue of cumulative convertible “B” preference shares (“B Prefs”) of Plateau to the Pelawan Finance SPV (the “SPV”) (a wholly owned subsidiary of

Pelawan Investments (Proprietary) Limited (“Pelawan”), a private South African Black Economic Empowerment (“BEE”) company and the majority shareholder in the Company.

Under the share settled financing, Pelawan established the SPV as a wholly owned subsidiary and will transfer a portion of its interest in the Company to the SPV. RPM subscribed for preferred shares of the SPV for an aggregate subscription price of ZAR 1.1 billion. Pelawan encumbered its interest in the SPV in favour of RPM as security for the obligations of the SPV in terms of the SPV Preferred Shares.

The SPV subscribed for two classes of convertible preferred shares in Plateau at an aggregate subscription price of $150 million (ZAR 1.1 billion), with each class being convertible into Plateau common shares entitling the holder to a special dividend in cash. The proceeds from the special dividend will immediately be used to subscribe for additional Plateau common shares. Upon Plateau issuing such Plateau common shares to the SPV, the Company will immediately take delivery of all Plateau common shares held by the SPV and, in consideration thereof, issue to the SPV such number of the Company’s common shares that have a value equal to the value of the Plateau common shares.

The SPV Preferred Shares are convertible into common shares of the SPV at the option of RPM for a period of 9 years from the date of issuance in one or more tranches as determined by the SPV shareholders. Upon such conversion, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for common shares of the SPV. Upon the SPV converting the preferred shares of the SPV to common shares of the SPV and RPM subscribing for additional common shares of the SPV as a result of the special dividend, the SPV will immediately undertake a share buyback of all common shares of the SPV held by RPM and will settle the buyback consideration by delivering 115.8 million common shares of the Company.

The ultimate results of the share settled financing are that: (i) RPM (via the SPV) funded a payment of $150 million (ZAR 1.1 billion) to Plateau and RPM will ultimately receive a total of 115.8 million common shares of the Company; and (ii) Pelawan (via the SPV) will receive 111.6 million common shares in order to maintain Pelawan’s minimum 51% shareholding in the Company.

Other Ancillary Financings

(1) Issue of Common Shares in Anooraq

Anglo Platinum also provided approximately $20.7 million (ZAR 149.4 million) to facilitate the participation of communities and Lebowa employees in the transaction as follows:

(1)	The Company issued 9,799,505 common shares to the Anooraq Community Participation Trust established by Anglo Platinum and the Company to further the involvement of communities associated with Lebowa and Ga-Phasha and which will benefit in excess of 35,000 Historically Disadvantaged South Africans. Anglo Platinum contributed an amount of $14.3 million (ZAR 103.8 million) to the Community Trust to facilitate this broad-based empowerment. Approximately $3.4 million (ZAR 24.5 million) was retained by the Community Trust to facilitate annual cash distributions to the communities with the balance of $10.9 million (ZAR 79.3 million) was used to acquire common shares of the Company.

(ii)	The Company issued 4,497,062 common shares to an employee share trust (“ESOP Trust”), which is broadly aligned with the existing Anglo Platinum Employee Share Participation Scheme. The trust provides for all eligible employees of Lebowa and is expected to benefit approximately 3,700 employees. Anglo Platinum contributed approximately $6.3 million (ZAR 45.6 million) to the ESOP Trust, with approximately $1.3 million (ZAR 9.1 million) retained by the ESOP Trust to facilitate annual cash distributions to beneficiaries and the balance of approximately $5.0 million (ZAR 36.5 million) used to acquire common shares of the Company.

(2) Future Funding of Operations

Anooraq has secured two further facilities from Anglo Platinum, through RPM,

•

An operating cash flow shortfall facility (“OCSF”) of up to a maximum of $103.6 million (ZAR 750 million), which has a nine year term bearing interest at 15.84% compounded quarterly. Plateau may utilise this facility to fund its share of any operating cash flow shortfall that may arise in Holdco for the first three years post the acquisition ; and

•

A standby loan facility, comprising up to a maximum of 29/49 of RPM’s attributable share of the free cash flows from Holdco. The standby loan facility has a 9 year term, bearing interest equal to the prime lending rate in South Africa (currently 12% per annum). Plateau may utilise this facility to settle any cash flow shortfall which arise in funding any accrued and/or capitalised interest and scheduled capital payments on the Debt Facility not funded by Plateau’s attributable share of free cash flows from Holdco, for the term of the Debt Facility.

For further information on the financing of the Acquisition consideration and ancillary transactions to the Acquisition, readers are referred to the Information Circular which is available on SEDAR at www.sedar.com.

2.4	Effect on Financial Position

There are no plans or proposals for material changes in the business affairs of the Company or Lebowa. For information on the effect of the Acquisition and related material changes on the financial position and results of operations of Anooraq, readers are referred to the Information Circular, which is available on SEDAR at www.sedar.com.

2.5	Prior Valuations

No prior valuations have been obtained by Anooraq or Lebowa within the last 12 months in respect of the Acquisition or Lebowa.

2.6	Parties to Transaction

The other parties to the Acquisition are not informed persons, associates or affiliates of Anooraq, as Anglo Platinum and its subsidiaries are arm’s length with Anooraq. For information regarding related party aspects of certain transactions ancillary to the Acquisition, readers are referred to the Information Circular, which is available on SEDAR at www.sedar.com.

2.7	Date of Report

September 27, 2010 (originally filed September 15, 2009)

Item 3	Financial Statements

The following financial statements are available in the Information Circular available on SEDAR at www.sedar.com or are attached hereto:

3.1	Anooraq - Pro forma consolidated financial statements for the 6 months ended June 30, 2009	Attached as Schedule A

3.2	Anooraq - Consolidated Financial Statements as at June 30, 2009	Available on SEDAR at www.sedar.com

3.3	Anooraq - Consolidated Financial Statements as at December 31, 2008	Available on SEDAR at www.sedar.com

3.4	Richtrau 179 Pty Ltd – Consolidated Financial Statements as at December 31, 2008	Available as Schedule J to the Information Circular on SEDAR at www.sedar.com

3.5	Richtrau 179 Pty Ltd – Consolidated financial statements as at June 30, 2009	Attached as Schedule B

3.6	Anooraq – Pro form consolidated financial statements as at December 31, 2008	Available as Schedule I to the Information Circular on SEDAR at www.sedar.com

SCHEDULE “A”

PRO FORMA FINANCIAL STATEMENTS

See attached.

ANOORAQ RESOURCES CORPORATION

PRO FORMA FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009 (UNAUDITED)

1.	BASIS OF PRESENTATION

The pro forma financial information has been prepared for illustrative purposes only, to provide information about how the acquisition of certain assets of Anglo Platinum Limited (“Anglo Platinum”) (being the purchase of an effective 51% of Lebowa Platinum Mine together with an additional 1% controlling interest in the Ga-Phasha, Boikgantsho and Kwanda PGM Project assets located in South Africa which were previously held by Anooraq and Anglo Platinum in 50/50 joint ventures) and the associated financing arrangements and other transactions including the subscriptions by the Share Ownership Trusts, as set out in more detail in paragraph 2 below and more fully described in the business acquisition report (“BAR”) of the Company attached hereto (the “Transactions”), might have affected the reported financial information had the Transactions been undertaken on January 1, 2009 for purposes of the statement of operations and on June 30, 2009 for purpose of the statement of financial position.

Because of its nature, the pro forma financial information may not present a fair reflection of the financial position, changes in equity, results of operations or cash flows of Anooraq, after the Transactions.

Unless otherwise indicated, all amounts are in Canadian dollars (CAD$).

These unaudited pro forma consolidated financial statements of Anooraq have been prepared by management and are the responsibility of the Board of Directors, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) The pro forma consolidated financial statements have been prepared using the purchase method with Anooraq considered to be the acquirer of LPM’s net assets.

These unaudited pro forma consolidated financial statements include:

(a)	a pro forma consolidated statement of financial position prepared from:

i.	the unaudited consolidated statement of financial position of Anooraq at June 30, 2009 and

ii.	the unaudited consolidated statement of financial position of Richtrau No 179 (Pty) Limited (“Holdco”) (a shelf company which acquired the entire shareholding in Lebowa Platinum Mines Limited with effect from January 1, 2008) at June 30, 2009 which gives pro forma effect to the Transactions and the assumptions described in note 3, as if the Transactions had occurred on June 30, 2009;

(b)	a pro forma consolidated statement of operations for the six months ended June 30, 2009 prepared from :

i.	the unaudited consolidated statement of operations of Anooraq for the six months ended June 30, 2009; and

ii.	the unaudited consolidated statement of operations of Holdco for the six months ended June 30, 2009,

this gives pro forma effect to the Transactions and the assumptions described in note 3, as if the Transactions occurred on January 1, 2009.

The pro forma consolidated statement of financial position of Holdco, as extracted from the unaudited consolidated financial statements of Holdco for the six months ended June 30, 2009 has been translated into CAD$ at the CAD$/ZAR exchange rate at June 30, 2009 of 0.1502 and the statement of operations of Holdco for the six months ended June 30, 2009 has been translated at the average CAD$/ZAR exchange rate for the six months ended June 30, 2009 of 0.1316.

The unaudited pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information. It does not reflect cost savings expected to be realized from the expected elimination of certain expenses and from the synergies expected to be created, or the expected costs to implement such cost savings and synergies. No assurance can be given that any operating cost savings and synergies will be realized.

These pro forma consolidated financial statements are not necessarily indicative of the financial position of Anooraq at the time of closing of the Transactions referred to above, nor of the future operating results of Anooraq as a result of the Transactions.

It is the opinion of the Board of Directors that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the Transactions, in accordance with IFRS, applied on a basis consistent with Anooraq’s accounting policies. The unaudited pro forma consolidated financial statements should be read in conjunction with Anooraq’s Consolidated Interim Financial statements for the six months ended June 30, 2009.

2.	THE ACQUISITION AND THE FINANCING ARRANGEMENTS

On July 1 2009, Anooraq, through its wholly-owned subsidiary, Plateau Resources (Proprietary) Limited (“Plateau”), concluded the Acquisition Agreements with Anglo Platinum and Rustenburg Platinum Mines Limited (“RPM”) (collectively, “Anglo Platinum”), relating to the acquisition by the Company of an effective 51% of Lebowa Platinum Mine together with an effective 1% controlling interest in the Ga-Phasha, Boikghantsho and Kwanda PGM Project assets located in South Africa for an aggregate cash consideration of South African Rand (“ZAR”) 2.6 billion (approximately CAD$ 390.5 million) (the “Acquisition”).

The Acquisition was financed through a combination of:

•	a debt facility provided by Standard Chartered Bank to Anooraq, through Plateau, with sole underwritten debt finance of up to CAD$ 75.1 million (ZAR 500 million) (the “Debt Facility”); and

•

the proceeds from the subscription by RPM for Plateau A Preferred Shares and SPV Preferred Shares for an aggregate subscription price of approximately ZAR 2.319 billion (CAD$ 348.2 million) pursuant to certain financing arrangements described more fully in the BAR and below.

•

The A preference share facility consisting of one class of cumulative redeemable preference shares in the share capital of Plateau subscribed for by RPM in the amount of ZAR 1.218 billion (CAD$ 182.3 million). The Plateau A Preferred Shares is entitled to a 12.0% fixed dividend after tax compounded on an annual basis and are redeemable in full or in part at any time following. These shares have an initial maturity date of six years from date of issuance and a final maturity date, for any redemption amount not settled at the initial maturity date, of three years from the initial maturity date.

•

The B preference share facility consisting of one class of cumulative convertible preference shares in the share capital of the SPV (the SPV Preferred Shares) and two classes of cumulative convertible preference shares in the share capital of Plateau (the Plateau B2 and B3 Preferred Shares) which effectively provide RPM and the Pelawan Trust (the controlling shareholder of Anooraq) with 115.8 million Anooraq Common Shares and 111.6 million Anooraq Common Shares respectively. The SPV Preferred Shares have been subscribed for by RPM in the amount of ZAR 1.1 billion (CAD$ 165.2 million) and the Plateau B2 and B3 Preferred Shares are to be subscribed for by the SPV in an amount of CAD$ 84.1 million (ZAR 560 million) and CAD$ 81.1 million (ZAR 540 million) respectively. The Plateau B2 and B3 Preferred Shares are convertible into ordinary shares in Plateau at any time prior to 108 months from the issuance of the shares. The cumulative preference dividend payable is at a variable rate which is determined in relation to the equity upside on the 227.4 million Anooraq Common Shares to be issued to RPM and to Pelawan between the drawdown and conversion date of the Plateau B2 and B3 Preferred Shares.

•	The Bokoni Platinum Mines ESOP Trust and the Anooraq Community Participation Trust (the “Share Ownership Trusts”) subscribed for Common Shares in Anooraq. The purpose of these

Share Ownership Trusts is to provide the employees of the Lebowa operating company (“New Opco”) and the members of the communities affected by Anooraq’s operations, respectively, with the opportunity to participate in, and benefit from, Anooraq’s success.

•

Anglo Platinum contributed ZAR 45.6 million (CAD$ 6.84 million) to the Bokoni Platinum Mine ESOP Trust to facilitate its establishment, and ZAR 36.5 million (CAD$ 5.5 million) of this amount was utilized by the Bokoni Platinum Mine ESOP Trust to subscribe for 4,497,062 Common Shares. The balance of Anglo Platinum’s contribution will be used to pay benefits to New Opco employees for the six years following the initial contribution.

•

Anglo Platinum contributed ZAR 103.8 million (CAD$ 15.6 million) to the Anooraq Community Participation Trust, of which ZAR 79.3 million (CAD$ 11.9 million) was utilized to subscribe for 9,799,505 Common Shares. The balance of Anglo Platinum’s contribution will be used to pay benefits to beneficiaries for the six years following the initial contribution.

As a result of the subscription by the Share Ownership Trusts, Anooraq received proceeds of ZAR 115.8 million (CAD$ 15.8 million).

3.	PRO FORMA FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009 (UNAUDITED)

Statement of Financial Position

The unaudited statement of financial position of Anooraq at June 30, 2009 and the unaudited balance sheet of Holdco at June 30, 2009 are set out below together with the pro forma adjustments and the unaudited pro forma balance sheet of Anooraq after the implementation of the Transactions.

(Unaudited - Expressed in Canadian Dollars)

As at June 30, 2009

	Anooraq		Holdco		Pro forma adjustments		Note 3	Pro Forma Consolidated Financial Position
	$		$		$			$
ASSETS
Current assets
Cash and cash equivalents		451,601		10,518,237		23,588,239	(a)(b)(c)(e)(f)		34,558,077
Accounts receivable		340,862		22,742,752		—	(f)		23,083,614
Prepaid expenses		17,543		—		—			17,543

		810,006		33,260,989		23,588,239			57,659,234
Investments		—		2,391,202		—	(f)		2,391,202
Capital work-in-progress		—		257,643,621		—	(f)		257,643,621
Transaction costs		13,412,879		—		(13,412,879)	(e)		—
Property, plant and equipment		411,742		105,060,375		89,671,861	(f)		195,143,978
Mineral property interests		6,439,932		658,317,391		(125,462,189)	(f)		539,295,134

		21,074,559		1,056,673,578		(25,614,968)			1,052,133,169

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		12,555,676		24,372,474		(11,100,000)	(f)		25,828,150
Future income taxes		—		124,778		—	(f)		124,778
Due to related parties		748,000		6,910,276		(6,910,276)	(d)		748,000
Current portion of long-term debt		18,205,250		147,254,902		(165,460,152)	(c)(f)		—

		31,508,926		178,662,430		(183,470,428)			26,700,928
Future income taxes		—		72,325,344		173,093,302	(f)		245,418,646
Site closure and reclamation costs		—		4,369,225		—	(f)		4,369,225
Long term debt		—		353,411,765		150,033,602	(b)(c)(d)(f)		503,445,367

		—		430,106,334		323,126,904	—		753,233,238

Non controlling interests		—		—		110,751,460	(f)		110,751,460
Preference Shares		—		—		165,220,000	(f)		165,220,000

Shareholders’ equity
Share capital	55,843,998	2,651	15,866,538	(a)	71,713,187
Share premium	—	271,892,876	(271,892,876)		—
NDR	—	167,794,183	(167,794,183)		—
Contributed surplus	19,460,510	8,215,104	(8,215,104)	(a)	19,460,510
Deficit	(85,738,875)	—	(9,207,279)	(f)/(a)	(94,946,154)

	(10,434,367)	447,904,814	(441,242,904)		(3,772,457)

	21,074,559	1,056,673,578	(25,614,968)		1,052,133,169

Pro forma adjustments to consolidated financial position as at June 30, 2009

The pro-forma consolidated balance sheet reflects the following pro-forma assumptions as if the Transactions described in note 2 occurred on June 30, 2009:

a)	The issue by Anooraq of approximately 4,497,062 Common Shares to the Bokoni Platinum Mines ESOP Trust and 9,799,505 Common Shares to the Anooraq Community Participation Trust.

The Company and Anglo Platinum have agreed to facilitate the participation of employees in the Bokoni Platinum Mines ESOP Trust. Anglo American contributed CAD$ 6.8 million (ZAR 45.6 million) of which CAD$5.5 million (ZAR 36.5 million) was applied to subscribe for Common Shares in the Company at a subscription price of $1.11, being the closing price of the Common Shares on the TSX-V on the day prior to the announcement.

The Company and Anglo Platinum also agreed to facilitate the participation of local communities in the Anooraq Community Participation Trust. Anglo Platinum provided CAD$ 15.6 million (ZAR 103.8 million) to the Trust of which CAD$ 11.9 million (ZAR 79.3 million) was used to acquire Common Shares in the Company. The subscription price for such Common Shares was $1.11, being the closing price of the Common Shares on the TSX-V on the day prior to the announcement.

b)	The proceeds from issue of long term debt of up to CAD$ 75.1million (ZAR 500 million) pursuant to the Debt Facility. The Debt Facility bears interest at the 3 Month JIBAR (Johannesburg Inter Bank Agreed Rate) plus 450 basis points as set out in the Debt Facility term sheet dated April 28, 2009. Interest is payable on a six monthly basis with the first payment scheduled for May 31, 2010. No principal payments are required for at least three years from inception of the loan. Repayment is expected to commence on December 31, 2012 and consists of approximately 12 equal capital payments of CAD $18 million (ZAR 137.5 million).

c)	The repayment by Anooraq of the outstanding interest and principal of its loan with RPM in the amount of CAD $18.2 million (ZAR 121.1 million) from the proceeds of the Debt Facility. Reclassification of short-term debt and preference shares to long-term debt.

d)	The recapitalisation of LPM by Anglo Platinum as determined by a Holdco sale of shares agreement including the provision of an inter company loan to LPM and the elimination of the following liabilities:

Due to related parties	CAD$ 6,910,276

Long term debt	CAD$ 500,666,667

e)	The payment of CAD$ 11.1 million in transaction costs in connection with the Transactions.

f)	The allocation of payment of the consideration for the Acquisition of CAD$ 341 million to the net assets acquired of LPM as follows:

	ZAR	CAD$
Cash purchase consideration	2,600,000,000	390,520,000

	2,600,000,000	390,520,000

Fair value of assets acquired:
Cash and cash equivalents	70,028,209	10,518,237
Accounts receivable	151,416,457	22,742,752
Investments	15,920,117	2,391,202
Capital work in progress	1,715,337,027	257,643,621
Property, plant and equipment (Revalued to fair value)	1,296,486,265	194,732,236
Mineral property interest (Revalued to fair value)	3,547,637,824	532,855,202

	6,796,825,899	1,020,883,250

Fair value of liabilities assumed:
Accounts payable & accrued liabilities	(162,266,806)	(24,372,474)
Taxation	(830,750)	(124,778)
Future income taxes	(1,633,945,712)	(245,418,646)
Site closure and reclamation costs	(29,089,381)	(4,369,225)
Long term debt	(1,633,333,333)	(245,326,667)
Non controlling interest	(737,359,917)	(110,751,460)

	(4,196,825,899)	(630,363,250)

Cash and cash equivalents are derived as follows:

	ZAR	CAD$
Cash held by Anooraq	3,006,664	451,601
Cash held by Holdco	70,028,209	10,518,237
Debt Facility	500,000,000	75,100,000
Plateau “A” Preferred Shares	1,218,500,000	183,018,700
The SPV Preferred Shares / the Plateau B2 and B3 Preferred Shares	1,100,000,000	165,220,000
Share subscription by the Share Ownership Trusts*	115,800,000	15,869,189
Repayment of the RPM loan	(93,206,724)	(13,999,650)
Investment in Holdco	(2,600,000,000)	(390,520,000)
Transaction costs	(73,901,465)	(11,100,000)

Cash and cash equivalents	240,226,684	34,558,077

*	- The conversion from ZAR to CAD$ is based on the share price of $1.11 as disclosed in (a) above and therefore the Balance Sheet closing rate is not used for this transaction.

Long term debt acquired consists principally of a shareholder loan from Anglo Platinum, as described in note (d) above, with the same terms and conditions of the Debt Facility described in (b) above and the “ A” Preferred shares.

	ZAR	CAD$
Current portion of long term debt in Anooraq	121,206,724	18,205,250
Long term debt in Holdco	1,633,333,333	245,326,667
Repayment of RPM loan by Anooraq	(121,206,724)	(18,205,250)

	1,633,333,333	245,326,667
“A” Preference shares	1,218,500,000	183,018,700
Debt Facility	500,000,000	75,100,000

Long term debt	3,351,833,333	503,445,367

Property, plant and equipment and mineral property rights have been adjusted for the fair value step up over the life of the mine and the acquisition of a controlling interest in the Ga-Phasha, Boikghantsho and Kwanda PGM Project assets.

Non controlling interest has been adjusted to include Anglo Platinum’s 49% effective interest in Holdco.

Statement of operations

The unaudited consolidated statement of operations of Anooraq for the six months ended June 30, 2009 and the unaudited consolidated statement of operations of Holdco for the six months ended June 30, 2009 are set out below together with the pro forma adjustments and the unaudited pro forma statement of operations of Anooraq after the implementation of the Transactions.

(Unaudited - Expressed in

Canadian Dollars)

For the six months ended

June 30, 2009

	Anooraq	Holdco	Pro forma adjustments	Note 3		Pro forma consolidated
	$	$	$			$
Revenues	—	47,726,582	—			47,726,582
Cost of sales	—	67,041,257	—			67,041,257

Operating loss	—	(19,314,675)	—			(19,314,675)

Expenses
Amortization	59,722	6,532,876	8,007,698	(g	)	14,600,296
Exploration	28,542	—	—			28,542
Legal, accounting and audit	372,575	—	—			372,575
Office, salaries and administration	3,622,649	2,487,628	—			6,110,277
Share-based compensation	1,875,536	—				1,875,536

	5,959,024	9,020,504	8,007,698			22,987,226

Other items
Interest and accretion expense	1,191,312	1,540,811	6,912,093	(h)(i)(j)		9,644,216
Interest income	(68,594)	(131,138)	—			(199,732)
Other expense/(income)	2,520,356	(54,913,172)	—			(52,392,816)
Transaction costs			13,412,879	(n	)	13,412,879
Impairment of mineral rights		54,913,521				54,913,521
Interest		—	13,365,556	(k	)	13,365,556
Taxes	—	(7,022,541)	(12,009,071)	(l	)	(19,031,612)

	3,643,074	(5,612,519)	21,681,457			19,712,012

Earnings/(loss) before non-controlling interests	(9,602,098)	(22,722,660)	(29,689,155)			(62,013,913)
Non controlling interests (49%)	—	11,134,103	3,402,479	(m	)	14,536,582

Net earnings/(loss) for the period	(9,602,098)	(11,588,557)	(26,286,676)			(47,477,331)

Basic and diluted earnings per share (cents)	(5.14)					(23,53)
Weighted number of shares	185,775,361		15,103,465			201,743,472

Pro forma adjustments to consolidated statement of operations for the six months ended June 30, 2009

The pro forma consolidated statement of operations reflects the following pro forma assumptions as if the Transactions as described in note 2 occurred on January 1, 2009:

g)	An adjustment of CAD $8 million for the amortisation of the fair value of property, plant and equipment, classified as available for sale, over the life of the mine. The mineral property rights have not been amortised as a full assessment as to which properties these belong to has not been made as yet.

h)	An adjustment of CAD$4.9 million to recognize interest on the Debt Facility and the inter-company loan provided by Anglo Platinum to Holdco of approximately CAD$63.0 million (ZAR480.3 million) on the same terms and conditions as the Debt Facility secured by Anooraq as described in (b) above.

i)	An adjustment of CAD$ 1.1 million to eliminate the interest on Anooraq’s ZAR 100 million loan with RPM which is assumed to be repaid from proceeds of the Debt Facility.

j)	An adjustment of CAD$ 1.5 million to eliminate all interest incurred in LPM given that the business is being recapitalised as noted in (d).

k)	An adjustment of CAD$ 13.3 million to recognize interest on the Plateau A Preferred Shares at a rate of 12% and an assumed interest rate of 15.7% on the SPV Preferred Shares and the Plateau B2 and B3 Preferred Shares.

l)	An adjustment for the tax effects of (g) through (k) calculated at a tax rate of 28%.

m)	An adjustment for the minority interest’s share of the adjustments set out in (g) through (l) above. The pro forma consolidated financial statements have been prepared on the basis that Anooraq is the acquirer of Holdco. The minority interest consists of Anglo Platinum’s 49% effective interest in the acquired entity.

n)	Capitalised transaction costs expensed.

4.	EFFECT ON SHARE CAPITAL

The following table gives the pro forma effects on the Company’s issued, outstanding and fully paid Common shares of the pro forma assumptions set out above:

Common Shares issued and outstanding	Number of Common Shares	Amount (CAD$)
Balance, June 30, 2009	190,446,905	55,843,998
Subscriptions by the Share Ownership Trusts	14,296,567	15,869,189

	201,743,472	71,713,187

The calculations of pro forma basic earnings/(loss) per Common Share in the pro forma consolidated statements of operations for the six months ended June 30,2009, are based on the weighted average number of Common Shares that would have been outstanding, assuming the issues of Common Shares set out above occurred on January 1, 2009.

SCHEDULE “B”

RICHTRAU 179 PTY LTD. UNAUDITED

CONSOLIDATED FINANCIAL STATEMENTS

See attached.

Richtrau No. 179 (Proprietary) Limited

Condensed Consolidated Financial Statements for the six months ended 30 June 2009

(UNAUDITED)

(INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA)

(Expressed in South African Rand unless otherwise stated)

RICHTRAU NO. 179 (PROPRIETARY) LIMITED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2009 (UNAUDITED)

	Notes	6 MONTHS 30 June 2009 R	6 MONTHS 30 June 2008 R
GROSS SALES REVENUE		362,663,998	1,004,895,645
Commissions paid		—	—

NET SALES REVENUE		362,663,998	1,004,895,645
COST OF SALES		(577,976,903)	(554,893,097)
On-mine costs		(509,432,045)	(473,315,180)
Depreciation of operating assets	4	(49,641,913)	(78,561,731)
Other costs	5	(18,902,945)	(3,016,186)

GROSS PROFIT / (LOSS) ON METAL SALES		(215,312,905)	450,002,548
Other net (expenditure)/income	6	417,273,346	2,316,668
Impairment of mineral rights	7	(417,275,993)	—

OPERATING PROFIT		(215,315,552)	452,319,216
Net interest expensed	8	(10,711,798)	(22,906,163)

PROFIT / (LOSS) BEFORE TAXATION		(226,027,350)	429,413,053
Taxation	9	53,362,772	(127,629,908)

NET PROFIT / (LOSS)		(172,664,578)	301,783,145

1

RICHTRAU NO. 179 (PROPRIETARY) LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

FOR THE SIX MONTHS ENDED 30 JUNE 2009 (UNAUDITED)

	Notes	30 June 2009 R	Restated 31 December 2008 R

ASSETS
NON-CURRENT ASSETS		6,813,665,703	7,040,959,118
Property, plant and equipment	10	5,082,408,559	5,514,334,104
Capital work-in-progress	11	1,715,337,027	1,510,529,734
Investment held by Environmental Trust		15,914,877	15,102,654
Investments		5,240	992,626
CURRENT ASSETS		221,444,668	269,299,192
Other receivables		151,416,457	149,256,252
Taxation		—	42,488,784
Cash and cash equivalents		70,028,211	77,554,156

TOTAL ASSETS		7,035,110,371	7,310,258,310

EQUITY AND LIABILITIES
SHARE CAPITAL AND RESERVES
Ordinary share capital	12	17,648	100
Ordinary share premium	13	1,810,205,569	—
Share based payment reserve		28,500,178	16,267,666
Other reserves	14	1,088,638,190	(40,732,689)
Accumulated profits		54,694,431	227,359,009

SHAREHOLDER’S EQUITY		2,982,056,016	202,894,086
NON-CURRENT LIABILITIES		2,863,557,481	569,196,676
Environmental obligations		29,089,381	27,707,861
Preference shares	15	2,352,941,177	—
Employees’ service benefit obligations		—	2,492,763
Deferred taxation		481,526,923	538,996,052
CURRENT LIABILITIES		1,189,496,874	6,538,167,548
Trade and other payables		162,266,806	172,807,831
Amounts owed to related companies	16	46,007,162	850,403,482
Interest-free loan from related company	17	980,392,156	5,514,956,235
Taxation		830,750	—

TOTAL EQUITY AND LIABILITIES		7,035,110,371	7,310,258,310

2

RICHTRAU NO. 179 (PROPRIETARY) LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2009 (UNAUDITED)

	Share Capital	Ordinary share premium	Other reserves	Share based payment reserve	Accumulated profit	Total
Balance as at 31 December 2007	100	—	—	—	—	100
Total comprehensive income for the year	—	—	—	—	301,783,145	301,783,145
Equity-settled share-based compensation	—	—	—	—	—	—
Shares purchased for employees	—	—	—	—	—	—

Balance as at 30 June 2008	100	—	—	—	301,783,145	301,783,245

Balance at 31 December 2008	100	—	(40,732,689)	16,267,666	227,359,009	202,894,086
Total comprehensive loss for the year	—	—	—	—	(172,664,578)	(172,664,578)
Shares purchased for employees			40,732,689	—	—	40,732,689
Equity contribution by shareholder	—	—	1,088,638,190	—	—	1,088,638,190
Share capital issued	17,548	—	—	—	—	17,548
Premium on ordinary shares	—	1,810,205,569	—	—	—	1,810,205,569
Equity-settled share-based compensation	—	—	—	12,232,512	—	12,232,512

Balance as at 30 June 2009	17,648	1,810,205,569	1,088,638,190	28,500,178	54,694,431	2,982,056,016

3

RICHTRAU NO. 179 (PROPRIETARY) LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2009 (UNAUDITED)

	Notes	6 MONTHS 30 June 2009 R	6 MONTHS 30 June 2008 R
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers		362,663,998	1,004,895,645
Cash paid to suppliers and employees		(878,909,954)	(398,881,130)

Cash (used in) / from operations	18	(516,245,956)	606,014,515
Interest paid (net of interest capitalised)		(10,540,687)	(23,450,350)
Interest received		184,270	808,605
Taxation received / (paid)		39,213,178	(39,213,179)

Net cash from operating activities		(487,389,195)	544,159,590

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment		(255,226,061)	(256,368,241)
Proceeds from sale of plant and equipment		16,051,296	88,283
Other investments disposed / (acquired)		987,386	(18,760)
Growth in Platinum Producers’ Environmental Trust		812,223	600,160

Net cash used in investing activities		(237,375,156)	(255,698,558)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital		18,548	—
Share premium arising on the issuance of ordinary shares		1,810,205,569	—
Share premium arising on the issuance of redeemable preference shares		2,352,940,177	—
Equity contribution by shareholder		1,088,638,190	—
(Decrease) / increase in interest-free loan from related company		(4,534,564,079)	—

Net cash used in financing activities		717,238,405	—

Net increase in cash and cash equivalents		(7,525,946)	288,461,032
Cash and cash equivalents at beginning of year		77,554,157	—

Cash and cash equivalents at end of period		70,028,211	288,461,032

4

RICHTRAU NO. 179 (PROPRIETARY) LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2009 (UNAUDITED)

1. NATURE OF OPERATIONS

Bokoni Platinum Mine (Pty) Ltd (the “Company” or “Bokoni”) is incorporated in the Limpopo Province in South Africa. Its principal business activity is the mining of Platinum Group Metals (“PGM”).

2. STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements of the Company as at and for the year ended 31 December 2009.

3. RESTATEMENT OF 31 DECEMBER 2008

In 2009, the 31 December 2008 annual financial statements were restated for reclassifications on the Balance sheet and the
Statement of changes in Equity.

The equity-settled share-based compensation (R 16,267,666) was incorrectly classified as accumulated profits when it should have been classified as a Share based payment reserve.

Debtor balances of R118,086,389 were reclassified from “Amounts owed to related companies” to “Other receivables”.

	6 Months ended 30 June 2009 R	6 Months ended 30 June 2008 R

4. DEPRECIATION OF OPERATING ASSETS

Depreciation of mining and process property, plant and equipment consists of the following categories:

Mining	48,793,777	77,609,323
Mining centralised assets	556,864	749,106
Decommissioning asset	291,272	203,303

	49,641,913	78,561,732

5. OTHER COSTS

Other costs consist of the following principal categories:

Corporate costs	3,950,149	6,294,815
Transport of metals	—	—
Royalties paid	(135,879)	1,711,682
Contribution to educational and community development	—	2,347,164
Other	2,419,965	(5,864,295)
Share based payment cost / (reversed)	12,601,056	(6,157,904)
Business optimisation costs *	67,654	4,684,724

	18,902,945	3,016,186

* Business optimisation costs comprise mainly consulting fees relating to restructuring.

6. OTHER INCOME

Other income consists of the following principal categories:

Discount settlement	308,739	—
Profit on sale of non-mining plant and equipment	—	61,216
(Loss) / gain on foreign exchange transactions	(311,385)	2,255,452
Reversal in loan from related companies due to impairment on mineral rights	417,275,992	—

	417,273,346	2,316,668

5

RICHTRAU NO. 179 (PROPRIETARY) LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2009 (UNAUDITED)

	6 Months ended	6 Months ended
	30 June 2009	30 June 2008
	R	R

7. IMPAIRMENT OF MINERAL RIGHTS

Due to the continued deterioration in global market conditions, coupled with a material decline in platinum group metal prices and constrained debt and equity capital markets, a further impairment in addition to that raised in 2008 was raised in the second quarter of 2009.

Impairment of Work in Progress- Delta 80	—	—
Carrying value of the mineral rights	4,884,060,541	—
Re-assessed value of the mineral rights	(4,466,784,548)	—

Impairment of mineral rights	417,275,993	—

8. INTEREST EXPENSED AND RECEIVED

Interest expensed	(10,540,687)	(23,450,350)
Interest paid	(38,483,630)	(23,450,350)
Less: Capitalised to capital work in progress	27,942,943	—
Time value of money adjustment to environmental obligations	(1,167,604)	(863,858)
Decommissioning	(1,028,559)	(778,484)
Restoration	(139,045)	(85,374)

	(11,708,291)	(24,314,208)

Interest received
Growth in investment in Environmental Trust	812,223	600,160
Anglo Platinum Management Services Loan at Call Account	184,270	676,689
Return on medical aid reinsurance captive cell investment	—	131,196

	996,493	1,408,045

9. TAXATION

Current taxation	4,106,355	66,861,941
Deferred taxation	(57,469,127)	60,767,967

Taxation for the period	(53,362,772)	127,629,908

Comprising:
South African normal taxation	(53,362,772)	(142,682,765)
Mining	(42,866,374)	(142,514,720)
Non-mining	(10,496,398)	(168,045)
Rate adjustment	—	15,052,857

	(53,362,772)	(127,629,908)

6

RICHTRAU NO. 179 (PROPRIETARY) LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2009 (UNAUDITED)

	6 Months ended	Year ended
	30 June 2009	31 December 2008
	R	R
10. PROPERTY, PLANT AND EQUIPMENT

Mining

Mining property, plant and equipment comprise expenditure on mineral rights, properties, shaft sinking, development, equipment, plant, buildings, decommissioning and mining projects.

Cost
Opening balance at beginning of period	5,595,745,477	7,071,379,384
Impairment of mineral rights	(417,275,993)	(1,543,508,321)
Transfer from capital work-in-progress (note 8)	50,418,768	68,004,036
Disposals	(27,409,449)	(3,824,311)
Addition to decommissioning asset	—	3,694,689
Transfer to assets held for sale	—	—

Closing balance at end of period	5,201,478,803	5,595,745,477

Accumulated amortisation
Opening balance at beginning of period	81,411,373	—
Charge for the period	49,085,049	84,183,899
Disposals	(11,426,178)	(2,772,526)
Transfer to assets held for sale	—	—

Closing balance at end of period	119,070,244	81,411,373

Total carrying amount	5,082,408,559	5,514,334,104

11. CAPITAL WORK-IN-PROGRESS

Opening balance at beginning of period	1,510,529,734	920,032,128
Additions at cost	255,226,061	658,501,643
To maintain and expand operations	227,283,118	622,641,183
Interest capitalised	27,942,943	35,860,459
Transfer to mining, property, plant and equipment (note 7)	(50,418,768)	(68,004,037)

Closing balance at end of period	1,715,337,027	1,510,529,734

12. SHARE CAPITAL

Ordinary Shares

Authorised
500 000 Ordinary class A shares of R1.00 each (2008: 1 000 shares)	500,000	1,000

Issued
17 648 Ordinary class A shares of R1.00 each (2008: 100 shares)	17,648	100

The company issued ordinary shares at a premium to its holding company.

The unissued ordinary shares are under the control of the directors until the forthcoming annual general meeting.

13. ORDINARY SHARE PREMIUM

Premium on ordinary shares	1,810,205,569	—

7

RICHTRAU NO. 179 (PROPRIETARY) LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2009 (UNAUDITED)

	6 Months ended	Year ended
	30 June 2009	31 December 2008
	R	R
14. OTHER RESERVES

Equity-settled share-based compensation *	—	(40,732,689)
Capitalisation of Rustenburg Platinum Mines Limited loans - equity contribution by shareholder **	1,088,638,190	—

	1,088,638,190	(40,732,689)

* Anooraq Resource Corporation opted not to adopt the Kotula share scheme, and therefore the reserve was transferred back to Rustenburg Platinum Mines Limited.

**     Rustenburg Platinum Mines Limited has capitalised its loans as an equity contribution. This contribution is not distributable and Rustenburg Platinum Mines Limited will have no recourse to claim repayment of this contribution.

15. PREFERENCE SHARES

Preference Shares

Authorised
1 000 Redeemable preference shares of R1.00 each	1,000	—

Issued
1 000 Redeemable preference shares of R1.00 each	1,000	—

Premium on A preference shares	2,352,940,177	—

The company issued redeemable preference shares to its holding company, that are redeemable in the future. The preference shares have a coupon rate of 12% p.a. The date of redemption is unspecified.

16. AMOUNTS OWED TO RELATED COMPANIES

Anglo Platinum Management Services (Proprietary) Limited	1,102,314	473,656,769
Short term borrowings	—	432,751,714
Other	1,102,314	40,905,055
Anglo Platinum Research Centre (division of Rustenburg Platinum Mines Limited)	214,787	(770,709)
Platmed (Proprietary) Limited	196,286	179,905
Middelpunt Hill Management Services (Proprietary) Limited	1,000	1,000
Rustenburg Platinum Mines Limited	44,492,775	377,336,517

Transfer to assets held for sale	—	—
Amounts owed to related parties	46,007,162	850,403,482

These loans are interest free,unsecured with no fixed terms of repayment.

17. INTEREST-FREE LOAN FROM RELATED COMPANY

Rustenburg Platinum Mines Limited	980,392,156	5,514,956,235

The loan is interest free, unsecured with no fixed terms of repayment.

8

RICHTRAU NO. 179 (PROPRIETARY) LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2009 (UNAUDITED)

	6 Months ended 30 June 2009 R	6 Months ended 30 June 2008 R
18. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FROM OPERATIONS

(Loss) / profit before taxation	(226,027,350)	429,413,053
Adjustment for:
Interest paid (net of interest capitalised)	10,540,687	23,450,350
Interest received	(184,270)	(808,605)
Growth in Environmental Trust investment	(812,223)	(600,160)
Amortisation and depreciation of property, plant and equipment	49,641,913	78,561,731
Less: centralised depreciation representing on-mine cost	(556,864)	(749,106)
Equity-settled share-based compensation	40,732,689	—
Equity contribution by shareholder	—	—
Net equity settled share based payment charge to reserve	12,232,512	—
Impairment of mineral rights	417,275,993	—
(Profit) / loss on disposal of mining plant and equipment	(68,026)	—

Cash generated before non-cash items and working capital changes	302,775,061	529,267,264
Movement in non-cash items	(806,319,787)	266,767,910
Decrease in employees’ service benefits	(2,492,763)	(5,375,997)
Increase in investment in Environmental Trust	(812,223)	(600,160)
(Decrease) / increase in amount owing to related companies	(804,396,321)	271,879,488
Increase in amounts due from related companies	—	—
Increase in amount owing to related companies - transfer of tax overpayment	—	—
Net change to decommissioning asset	—	—
Increase in provision for environmental obligations	1,381,520	864,579
Working capital changes	(12,701,230)	(190,020,659)
Increase in other receivables	(2,160,205)	(210,823,757)
Decrease in trade and other payables	(10,541,025)	20,803,098

Cash (used by) / generated from operations	(516,245,956)	606,014,515

19.	SUMMARY OF PRINCIPLE DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”)

For a summary of differences between IFRS and Canadian GAAP, refer to the Notice of Annual and Extraordinary general meeting and Management Circular filed for Anooraq Resources Corporation on SEDAR (www.sedar.com) on 15 May 2009 (Annexure J). This shows the reconciliation at 31 December 2008.

9